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                                   Filed by Apex Inc.
                                   Pursuant to Rule 425 Under the Securities Act
                                      of 1933
                                   And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Exchange Act of 1934
                                   Subject Companies: Cybex Computer Products
                                      Corporation (Commission File No. 000-
                                      26496); and Aegean Sea Inc. (Registration
                                      No. 333-33768)

March 14, 2000

Dear Valued Customer;

The recently announced merger between Apex and Cybex will offer exciting new products, services, and opportunities for the customers and employees of both companies. We understand that customers may be concerned about future product compatibility and support for the server management solutions that we provide today.

In our ten-year history, it has been a hallmark of Apex to bridge generations of new server management technologies, ensuring forward and backward compatibility and continuity to protecting the investments of our customers. Apex will not abandon this trademark of customer commitment.

Apex customers have our commitment that we will continue to develop the latest technology and highest quality products available. Be assured that, as your technology partner, we will continue to provide you with products that are scalable from the desktop to the enterprise data center.

Attached is a statement that the United States Securities and Exchange Commission requires us to include with this letter.

Sincerely,


Kevin J. Hafer
Chairman, CEO, and President


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ADDITIONAL INFORMATION AND WHERE TO FIND IT

Aegean Sea Inc., the new parent company of Apex and Cybex following the merger, plans to file with the SEC a registration statement on Form S-4. In connection with the merger, Apex and Cybex expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of Apex and Cybex containing information about the merger. Shareholders of Apex and Cybex are urged to read the joint proxy statement/prospectus included in the registration statement when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about Apex, Cybex, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement and other documents will be available free of charge on the SEC website at www.sec.gov and from the Apex and Cybex contacts listed below.

In addition to the registration statement and the joint proxy statement/prospectus, Apex and Cybex file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Apex or Cybex at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Apex's and Cybex's filings with the commission are also available free of charge to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
These documents may also be obtained from the Apex and Cybex contacts listed below.

PERSONS INVOLVED IN THE SOLICITATION ON BEHALF OF APEX

In connection with the proposed merger, Apex will solicit proxies from its shareholders to approve the merger. Apex, its officers and directors and Aegean Sea Inc., the new parent company in the proposed merger, may be deemed to be participants in the solicitation of proxies from Apex's shareholders or from Cybex's shareholders with respect to the merger involving Apex and Cybex. The members of Apex's Board of Directors and the officers of Apex who may participate in the solicitation of proxies are identified in the communication filed by Apex on June 2, 2000 pursuant to Rule 425.
Information regarding these officers and directors and their affiliations is included in Apex's Annual Report on Form 10-K for the year ended December 31, 1999. These documents are available free of charge at the SEC's website at www.sec.gov and from the Apex contact listed below.

Certain officers and directors of Apex may have direct or indirect interests in the merger by virtue of their security holdings or otherwise that are different from or in addition to the interests of Apex shareholders. You should read the communication filed by Apex on June 2, 2000 pursuant to Rule 425 for a discussion of these interests.

PERSONS INVOLVED IN THE SOLICITATION ON BEHALF OF CYBEX

In connection with the proposed merger, Cybex will solicit proxies from its shareholders to approve the merger. Cybex, its officers and directors and Aegean Sea Inc. may be deemed to be participants in the solicitation of proxies from Cybex's shareholders or from Apex's shareholders with respect to the merger involving Apex and Cybex. The members of Cybex's Board of Directors and the officers of Cybex who may participate in the solicitation of proxies are identified in the communication filed by Apex on June 2, 2000 pursuant to Rule 425. Information regarding these officers and directors and their affiliations is included in the communication filed by Apex on June 2, 2000 pursuant to Rule 425 or in Cybex's Annual Report on Form 10-K for the year ended March 31, 1999. These documents are available free of charge at the SEC's website at www.sec.gov and from the Cybex contact listed below.

Certain officers and directors of Cybex may have direct or indirect interests in the merger by virtue of their security holdings or otherwise that are different from or in addition to the interests of Cybex shareholders. You should read the communication filed by Apex on June 2, 2000 pursuant to Rule 425 for a discussion of these interests.